EXHIBIT 99.1

Eagle Bancorp, Inc. Announces Record Quarterly Earnings of $12.9 Million, With Assets Exceeding $3.9 Billion

BETHESDA, Md., July 22, 2014 (GLOBE NEWSWIRE) -- Eagle Bancorp, Inc. (the "Company") (Nasdaq:EGBN), the parent company of EagleBank, today announced record quarterly net income of $12.9 million ($13.5 million operating earnings) for the quarter ended June 30, 2014, an 11% increase on a net income basis (16% on an operating income basis) over the $11.7 million net income for the quarter ended June 30, 2013. Net income available to common shareholders for the quarter ended June 30, 2014 increased 11% (16% increase on an operating basis) to $12.8 million ($13.4 million on an operating basis) as compared to $11.5 million for the same period in 2013. Net income per basic and diluted common share for the three months ended June 30, 2014 was $0.49 and $0.48, respectively ($0.51 per basic common share and $0.50 per diluted common share on an operating earnings basis), as compared to $0.45 per basic common share and $0.44 per diluted common share for the same period in 2013.

Operating earnings exclude merger related expenses of $576 thousand ($0.02 per basic and diluted shares) recorded in the second quarter and first six months of 2014 related to our contemplated merger with Virginia Heritage Bank. Where appropriate, parenthetical references refer to operating earnings. Reconciliations of GAAP earnings to operating earnings are contained in the footnotes to the financial highlights table.

On June 9, 2014, the Company and Virginia Heritage Bank ("VHB") (OTCQB:VGBK) announced that they have entered into a definitive agreement pursuant to which VHB will be merged into EagleBank, with EagleBank being the surviving institution. The merger is expected to accelerate the Company's growth in the attractive Northern Virginia market. At March 31, 2014, VHB had approximately $917 million in assets, $716 million in net loans and $737 million in deposits. The merger is subject to regulatory approvals and approval of Virginia Heritage shareholders, and is expected to be completed in the fourth quarter of 2014.

For the six months ended June 30, 2014, the Company's net income was $25.4 million ($26.0 million on an operating basis), a 9% increase (12% on an operating basis) over the $23.2 million for the six months ended June 30, 2013. Net income available to common shareholders was $25.2 million ($25.7 million on an operating basis) $0.97 per basic common share and $0.95 per diluted common share ($0.99 per basic common share and $0.97 per diluted common share on an operating basis), as compared to $23.0 million ($0.90 per basic common share and $0.88 per diluted common share) for the same six month period in 2013, a 10% increase (12% on an operating basis).

"We are very pleased to report another quarter of record earnings, together with continued strong and balanced financial performance," noted Ronald D. Paul, Chairman and Chief Executive Officer of Eagle Bancorp, Inc. "The Company's net income has increased each quarter since the fourth quarter of 2008. For the second quarter of 2014, the Company's performance was highlighted by growth in total revenue, by growth in both loans and deposit balances, by an expanded net interest margin from an already very favorable level, by continued solid asset quality measures and by enhanced measures of operating efficiency. The strong earnings resulted in a return on average assets of 1.35% (1.41% on an operating basis) for the second quarter of 2014 and contributed to a higher leverage capital ratio of 10.89% at June 30, 2014 as compared to 10.81% at June 30, 2013. The leverage capital ratio was 10.93% at December 31, 2013.

For the second quarter of 2014, total loans grew 7% over March 31, 2014, and were 22% higher at June 30, 2014 as compared to June 30, 2013. For the second quarter of 2014, total deposits increased 3% over March 31, 2014, and were 17% higher at June 30, 2014 than June 30, 2013. The net interest margin was 4.48% for the second quarter, 3 basis points higher than the first quarter of 2014, and 21 basis points higher than the second quarter of 2013. Mr. Paul added, "The continuing emphasis on disciplined pricing for both new loans and funding sources together with a favorable loan to deposit ratio has resulted in a superior net interest margin position at June 30, 2014."

Total revenue (net interest income plus noninterest income) for the second quarter of 2014 was $45.8 million or 9% above the $41.9 million of total revenue earned for the second quarter of 2013. For the first six months of 2014, total revenue was $90.3 million, 7% higher than $84.5 million for the first six months in 2013.

The Company's primary driver of revenue growth for the second quarter of 2014 was its net interest income growth of 21%, as compared to the second quarter in 2013 ($42.0 million versus $34.9 million), effectively outpacing the decline in total noninterest earnings attributable primarily to much lower levels of residential mortgage originations and sales. Additionally, the Company achieved 5% growth in net interest income in the second quarter of 2014 as compared to the first quarter of 2014 ($42.0 million versus $40.0 million).

For the second quarter of 2014, revenue from residential mortgage banking net interest income and fees represented 1.92% of total revenue versus 7.74% of total revenue for the second quarter of 2013. For the first six months of 2014, revenue from residential mortgage banking net interest income and fees represented 2.43% of total revenue versus 10.31% of total revenue first six months of 2013. The Company evaluates its residential mortgage lending unit on an ongoing basis in light of changes in current and projected market conditions, and adjusts the scope of the unit accordingly. Mr. Paul emphasized "that the Company continues to focus its activities on generating spread or net interest income, while also looking to residential mortgage banking as a component of the Company's ongoing noninterest income growth opportunities. Purchase money residential mortgage activity has been increasing in the Company's market area and Eagle is committed to participating in that improved business activity." The mix of purchase money mortgages was 65% for the first six months in 2014 as compared to 17% for the first six months in 2013. Activity in SBA lending was generally weaker in the second quarter; however the Company remains committed to growing the SBA business.

Asset quality measures improved to ever stronger levels at June 30, 2014. The one large nonaccrual relationship of about $11.0 million that arose in the first quarter of 2014 was resolved as expected by June 30, 2014 with no loss. Net charge-offs (annualized) were 0.20% of average loans for the second quarter of 2014 and were 0.16% (annualized) of average loans for the first six months of 2014, as compared to 0.24% (annualized) and 0.28% net-charge offs (annualized), respectively for the second quarter of 2013 and the first six months in 2013. Taking into account loan growth, the level and details of nonperforming loans and portfolio delinquencies, net charge-off trends and consistent loan loss reserve methodology resulted in the allowance for loan losses ($43.6 million) ending June 30, 2014 at 1.33% of total loans and 193% of total nonperforming loans as compared to 1.47% of total loans and 169% of nonperforming loans at June 30, 2013, and 1.39% of total loans and 166% of nonperforming loans at December 31, 2013.

Lastly, Mr. Paul noted, "that for the second quarter of 2014, the Company's operating cost management remained quite strong." The efficiency ratio of 48.30% (47.04% on an operating basis) reflects management's determined and continuous efforts to control costs. The Company's goal is to maximize operating performance while not inhibiting growth or negatively impacting our ability to service our customers. Mr. Paul further noted the favorable level of second quarter noninterest expenses (annualized) to average assets of just 2.30% (2.24% on an operating basis). "We will maintain strict oversight of costs, while retaining an infrastructure that maximizes our ability to not just remain competitive, but to grow."

At June 30, 2014, total assets were $3.91 billion, compared to $3.41 billion at June 30, 2013, a 15% increase, and $3.77 billion at December 31, 2013, a 4% increase. Total loans (excluding loans held for sale) were $3.28 billion at June 30, 2014 compared to $2.69 billion at June 30, 2013, a 22% increase and $2.95 billion at December 31, 2013, an 11% increase. Total deposits were $3.37 billion at June 30, 2014, compared to deposits of $2.89 billion at June 30, 2013, a 17% increase and $3.23 billion at December 31, 2013, a 4% increase. Loans held for sale amounted to $35.4 million at June 30, 2014 as compared to $104.8 million at June 30, 2013, a 66% decrease, and $42.0 million at December 31, 2013, a 16% decline.

The investment portfolio totaled $379.0 million at June 30, 2014, a 13% increase from the $335.8 million balance at June 30, 2013. As compared to December 31, 2013, the investment portfolio at June 30, 2014 increased by $857 thousand, a 0.2% increase. Total borrowed funds (excluding customer repurchase agreements) were $39.3 million at June 30, 2014, June 30, 2013 and December 31, 2013 respectively.

Total shareholders' equity increased to $426.8 million at June 30, 2014, compared to $369.4 million and $393.9 million at June 30, 2013 and December 31, 2013, respectively, primarily reflecting growth in retained earnings. The Company's capital position remains substantially in excess of regulatory requirements for well capitalized status, with a total risk based capital ratio of 12.71% at June 30, 2014, as compared to a total risk based capital ratio of 12.53% at June 30, 2013 and 13.01% at December 31, 2013. In addition, the tangible common equity ratio (tangible common equity to tangible assets) increased to 9.39% at June 30, 2014, from 9.07% at June 30, 2013 and 8.86% at December 31, 2013.

At June 30, 2014, the Company's nonperforming assets amounted to $31.3 million, representing 0.80% of total assets, compared to $33.9 million nonperforming assets, or 0.90% of total assets at December 31, 2013 and $35.7 million of nonperforming assets, or 1.05% of total assets at June 30, 2013. Management continues to remain attentive to early signs of deterioration in borrowers' financial conditions and is proactive in taking the appropriate steps to mitigate risk. Furthermore, the Company is diligent in placing loans on nonaccrual status and believes, based on its loan portfolio risk analysis, that its allowance for loan losses, at 1.33% of total loans (excluding loans held for sale) at June 30, 2014, is adequate to absorb potential credit losses within the loan portfolio at that date. The allowance for credit losses represented 193% of nonperforming loans at June 30, 2014, as compared to 169% at June 30, 2013 and 166% at December 31, 2013. The decrease in the allowance for credit losses as a percentage of total loans at June 30, 2014, as compared to December 31, 2013 (from 1.39% to 1.33%), is due to increased loan growth and overall improved credit quality in the loan portfolio at June 30, 2014.

Analysis of the three months ended June 30, 2014 compared to June 30, 2013

For the three months ended June 30, 2014, the Company reported an annualized return on average assets ("ROAA") of 1.35% (1.41% on an operating basis) as compared to 1.41% for the three months ended June 30, 2013. The annualized return on average common equity ("ROAE") for the quarter ended June 30, 2014 was 14.09% (14.72% on an operating basis), as compared to 14.75% for the three months ended June 30, 2013. The slightly lower ROAA and ROAE ratios for second quarter of 2014 as compared to 2013 was due primarily to a decrease in the level of noninterest income attributable substantially to lower levels of residential mortgage refinancing activity.

Net interest income increased 21% for the three months ended June 30, 2014 over the same period in 2013, resulting from both growth in average earning assets of 15% and an expanded net interest margin for the three months ended June 30, 2014. The net interest margin was 4.48% as compared to 4.27% for the three months ended June 30, 2013. The Company believes its net interest margin remains favorable compared to peer banking companies and that its disciplined approach to managing its loan portfolio yield to 5.37% and 5.41%, for the second quarter and first six months of 2014, respectively, has been a significant factor in its overall profitability.

The provision for credit losses was $3.1 million for the three months ended June 30, 2014 as compared to $2.4 million for the three months ended June 30, 2013. The higher provisioning in the second quarter of 2014, as compared to the second quarter of 2013, is due to higher loan growth. Net charge-offs of $1.6 million in the second quarter of 2014 represented an annualized 0.20% of average loans, excluding loans held for sale, as compared to $1.5 million or an annualized 0.24% of average loans, excluding loans held for sale, in the second quarter of 2013. Net charge-offs in the second quarter of 2014 were attributable primarily to commercial and industrial loans ($1.3 million) and construction loans ($219 thousand).

Noninterest income for the three months ended June 30, 2014 decreased to $3.8 million from $7.1 million for the three months ended June 30, 2013, a 46% decrease. This decrease was primarily due to a decline of $2.4 million in gains on the sale of residential mortgage loans due to substantially lower origination volume, and a $1.4 million decrease in gains on sales of SBA loans. This decrease was partially offset by increases of $268 thousand and $215 thousand, respectively, in income from service charges on deposits and Bank Owned Life Insurance. There were $2 thousand of investment securities gains recorded for the second quarter of 2014, as compared to no investment securities gains for the second quarter of 2013.

The efficiency ratio, which measures the ratio of noninterest expense to total revenue, improved to 48.30% (47.04% on an operating basis) for the second quarter of 2014, as compared to 49.33% for the second quarter of 2013. As a percentage of average assets, total noninterest expense (annualized) improved to 2.30% (2.24% on an operating basis) for the second quarter of 2014 as compared to 2.50% for the same period in 2013. Noninterest expenses totaled $22.1 million ($21.6 million on an operating basis) for the three months ended June 30, 2014, as compared to $20.7 million for the three months ended June 30, 2013, a 7% increase (4% increase on an operating basis). Cost increases for salaries and benefits were $1.7 million, due primarily to increased salaries and employee benefits expense and incentive compensation. Premises and equipment expenses were $180 thousand higher, due to costs of additional office space and increases in leasing costs. Legal, accounting and professional fees increased by $210 thousand primarily due to an increase in professional fees, consulting fees and collection costs related to problem loans. The decrease in other expenses of $491 thousand ($1.1 million on an operating basis) was due primarily to reduced costs related to OREO property and other losses. Included in other expenses are $576 thousand of expenses related to the merger announced in early June 2014.

Analysis of the six months ended June 30, 2014 compared to June 30, 2013

For the six months ended June 30, 2014, the Company reported an annualized ROAA of 1.35% (1.38% on an operating basis) as compared to 1.40% for the six months ended June 30, 2013, while the annualized ROAE was 14.23% (14.56% on an operating basis), as compared to 15.01% for the same six months of 2013. The lower ROAA and ROAE ratios for six months of 2014 as compared to 2013 was due primarily to a decrease in the level of noninterest income attributable substantially to lower levels of residential mortgage refinancing activity.

Net interest income increased 18% for the six months ended June 30, 2014 over the same period in 2013, resulting from both growth in average earning assets of 12% and an expanded net interest margin for the six months ended June 30, 2014. The net interest margin was 4.47% as compared to 4.23% for the six months ended June 30, 2013. Year-to-date in 2014, the Company has been able to maintain its loan portfolio yields relatively close to 2013 levels (5.41% versus 5.58%) due to disciplined loan practices, and also has been able to reduce its cost of funds (0.30% versus 0.40%), while maintaining a favorable deposit mix, much of which has occurred from ongoing efforts to increase and deepen client relationships.

The provision for credit losses was $5.1 million for the six months ended June 30, 2014 as compared to $5.7 million for the six months ended June 30, 2013. The lower provisioning is due to a combination of lower net charge-offs, and overall improved asset quality in the loan portfolio. For the six months ended June 30, 2014 net charge-offs totaled $2.4 million (0.16% of average loans) compared to $3.6 million (0.28% of average loans) for the six months ended June 30, 2013. Net charge-offs for the six months ended June 30, 2014 were attributable primarily to commercial and industrial loans ($1.4 million) and construction loans ($736 thousand).

Noninterest income for the six months ended June 30, 2014 decreased to $8.3 million from $15.2 million for the six months ended June 30, 2013, a 46% decrease. This decrease was primarily due to decline of $6.7 million in gains on the sale of residential mortgage loans due to lower origination and sales volume, and a decrease of $826 thousand in income from sales of SBA loans. This decrease was partially offset by $175 thousand higher income from service charges on deposits and a $435 thousand increase in income from Bank Owned Life Insurance. There were $10 thousand of investment securities gains recorded for the first six months of 2014, as compared to $23 thousand of investment securities gains for the first six months of 2013.

Noninterest expenses for the first six months of 2014 were $45.2 million ($44.7 million on an operating basis) compared to $41.4 million, a 9% increase (8% on an operating basis). Cost increases for salaries and employee benefits were $4.1 million, due primarily to merit increases, higher benefit costs and incentive and discretionary bonuses. Premises and equipment expenses were $469 thousand higher, due to costs of additional office space and increases in leasing costs. Legal, accounting and professional fees increased by $411 thousand primarily due to an increase in professional fees, consulting fees and collection costs related to problem loans. The decrease in other expenses of $1.1 million ($1.7 million on an operating basis) was due primarily to a decline in costs related to OREO property and other losses. As a percentage of average assets, total noninterest expense improved to 2.40% (2.37% on an operating basis) for the first six months of 2014 as compared to 2.49% for the same period in 2013. For the first six months of 2014, the efficiency ratio remained favorable at 50.09% (49.45% on an operating basis) as compared to 48.94% for the same period in 2013.

The financial information, which follows, provides more detail on the Company's financial performance for the six and three months ended June 30, 2014 as compared to the six and three months ended June 30, 2013, as well as providing eight quarters of trend data. Persons wishing additional information should refer to the Company's Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (the "SEC").

About Eagle Bancorp: The Company is the holding company for EagleBank, which commenced operations in 1998. The Bank is headquartered in Bethesda, Maryland, and operates through eighteen full service branch offices, located in Montgomery County, Maryland, Washington, D.C. and Northern Virginia. The Company focuses on building relationships with businesses, professionals and individuals in its marketplace. The Company announced in early June a merger transaction with Virginia Heritage Bank in Northern Virginia expected to close in the fourth quarter of 2014.

Conference Call: Eagle Bancorp will host a conference call to discuss the second quarter 2014 financial results on Wednesday, July 23, 2014 at 10:00 a.m. eastern daylight time. The public is invited to listen to this conference call by dialing 1.877.303.6220, conference ID Code is 72276154, or by accessing the call on the Company's website, www.eaglebankcorp.com. A replay of the conference call will be available on the Company's website through August 6, 2014.

Forward-looking Statements: This press release contains forward-looking statements within the meaning of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward-looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "plans," "estimates," "potential," "continue," "should," and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. For details on factors that could affect these expectations, see the risk factors and other cautionary language included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 and in other periodic and current reports filed with the SEC. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company's past results are not necessarily indicative of future performance.

Eagle Bancorp, Inc.
Consolidated Financial Highlights (Unaudited)
(dollars in thousands, except per share data)	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Income Statements:
Total interest income	$ 87,596	$ 75,918	$ 44,759	$ 37,985
Total interest expense	5,569	6,545	2,739	3,121
Net interest income	82,027	69,373	42,020	34,864
Provision for credit losses	5,068	5,722	3,134	2,357
Net interest income after provision for credit losses	76,959	63,651	38,886	32,507
Noninterest income (before investment gains)	8,264	15,153	3,809	7,065
Gain on sale of investment securities	10	23	2	--
Total noninterest income	8,274	15,176	3,811	7,065
Total noninterest expense (1)	45,233	41,382	22,135	20,685
Income before income tax expense	40,000	37,445	20,562	18,887
Income tax expense	14,557	14,198	7,618	7,212
Net income (1)	25,443	23,247	12,944	11,675
Preferred stock dividends	283	283	142	142
Net income available to common shareholders (1)	$ 25,160	$ 22,964	$ 12,802	$ 11,533

Per Share Data:
Earnings per weighted average common share, basic (1)	$ 0.97	$ 0.90	$ 0.49	$ 0.45
Earnings per weighted average common share, diluted (1)	$ 0.95	$ 0.88	$ 0.48	$ 0.44
Weighted average common shares outstanding, basic	25,954,912	25,641,067	25,981,638	25,742,185
Weighted average common shares outstanding, diluted	26,599,594	26,234,030	26,623,784	26,334,355
Actual shares outstanding	25,985,659	25,764,542	25,985,659	25,764,542
Book value per common share at period end	$ 14.25	$ 12.14	$ 14.25	$ 12.14
Tangible book value per common share at period end (2)	$ 14.12	$ 12.00	$ 14.12	$ 12.00

Performance Ratios (annualized):
Return on average assets (1)	1.35%	1.40%	1.35%	1.41%
Return on average common equity (1)	14.23%	15.01%	14.09%	14.75%
Net interest margin	4.47%	4.23%	4.48%	4.27%
Efficiency ratio (1) (3)	50.09%	48.94%	48.30%	49.33%

Other Ratios:
Allowance for credit losses to total loans	1.33%	1.47%	1.33%	1.47%
Allowance for credit losses to total nonperforming loans	193.50%	168.63%	193.50%	168.63%
Nonperforming loans to total loans	0.69%	0.87%	0.69%	0.87%
Nonperforming assets to total assets	0.80%	1.05%	0.80%	1.05%
Net charge-offs (annualized) to average loans	0.16%	0.28%	0.20%	0.24%
Common equity to total assets	9.46%	9.17%	9.46%	9.17%
Tier 1 leverage ratio	10.89%	10.81%	10.89%	10.81%
Tier 1 risk based capital ratio	11.29%	11.12%	11.29%	11.12%
Total risk based capital ratio	12.71%	12.53%	12.71%	12.53%
Tangible common equity to tangible assets (2)	9.38%	9.07%	9.38%	9.07%

Loan Balances - Period End (in thousands):
Commercial and Industrial	$ 726,611	$ 636,623	$ 726,611	$ 636,623
Commercial real estate - owner occupied	$ 330,073	$ 311,335	$ 330,073	$ 311,335
Commercial real estate - income producing	$ 1,302,479	$ 1,003,723	$ 1,302,479	$ 1,003,723
1-4 Family mortgage	$ 123,587	$ 78,813	$ 123,587	$ 78,813
Construction - commercial and residential	$ 642,264	$ 515,511	$ 642,264	$ 515,511
Construction - C&I (owner occupied)	$ 38,368	$ 28,807	$ 38,368	$ 28,807
Home equity	$ 108,931	$ 108,565	$ 108,931	$ 108,565
Other consumer	$ 7,116	$ 7,981	$ 7,116	$ 7,981

Average Balances (in thousands):
Total assets	$ 3,797,906	$ 3,354,891	$ 3,853,441	$ 3,331,677
Total earning assets	$ 3,705,086	$ 3,305,336	$ 3,760,720	$ 3,279,034
Total loans held for sale	$ 24,710	$ 135,386	$ 22,848	$ 91,781
Total loans	$ 3,063,149	$ 2,519,549	$ 3,141,976	$ 2,557,811
Total deposits	$ 3,274,215	$ 2,837,020	$ 3,328,380	$ 2,810,033
Total borrowings	$ 100,114	$ 136,332	$ 98,105	$ 137,337
Total shareholders' equity	$ 413,119	$ 365,109	$ 421,029	$ 370,302

(1) The reported figure includes the effect of $576 thousand of merger related expenses. As the magnitude of the merger expenses distorts the operational results of the Company, we present in the GAAP reconciliation below and in the accompanying text certain performance ratios excluding the effect of the merger expenses during the three and six months periods ended June 30, 2014. We believe this information is important to enable shareholders and other interested parties to assess the core operational performance of the Company.

GAAP Reconciliation (Unaudited)
(dollars in thousands except per share data)
	Six Months Ended	Three Months Ended
	June 30, 2014	June 30, 2014
Net income	$ 25,443	$ 12,944
Adjustments to net income
Merger-related expenses	576	576
Operating net income	$ 26,019	$ 13,520

Net income available to common shareholders	$ 25,160	$ 12,802
Adjustments to net income available to common shareholders
Merger-related expenses	576	576
Operating earnings	$ 25,736	$ 13,378

Earnings per weighted average common share, basic	$ 0.97	$ 0.49
Adjustments to earnings per weighted average common share, basic
Merger-related expenses	0.02	0.02
Operating earnings per weighted average common share, basic	$ 0.99	$ 0.51

Earnings per weighted average common share, diluted	$ 0.95	$ 0.48
Adjustments to earnings per weighted average common share, diluted
Merger-related expenses	0.02	0.02
Operating earnings per weighted average common share, diluted	$ 0.97	$ 0.50

Summary Operating Results:
Noninterest expense	$ 45,233	$ 22,135
Merger-related expenses	576	576
Adjusted noninterest expense	$ 44,657	$ 21,559

Adjusted efficiency ratio	49.45%	47.04%

Adjusted noninterest expense as a % of average assets	2.37%	2.24%

Return on average assets
Net income	$ 25,443	$ 12,944
Adjustments to net income
Merger-related expenses	576	576
Operating net income	$ 26,019	$ 13,520

Adjusted return on average assets	1.38%	1.41%

Return on average common equity
Net income available to common shareholders	$ 25,160	$ 12,802
Adjustments to net income available to common shareholders
Merger-related expenses	576	576
Operating earnings	$ 25,736	$ 13,378

Adjusted return on average common equity	14.56%	14.72%

(2) The Company considers the following non-GAAP measurements useful for investors, regulators, management and others to evaluate capital adequacy and to compare against other financial institutions. The table below provides a reconciliation of these non-GAAP financial measures with financial measures defined by GAAP.

Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per common share are non-GAAP financial measures derived from GAAP-based amounts. The Company calculates the tangible common equity ratio by excluding the balance of intangible assets from common shareholders' equity and dividing by tangible assets. The Company calculates tangible book value per common share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which the Company calculates by dividing common shareholders' equity by common shares outstanding. The Company considers this information important to shareholders as tangible equity is a measure that is consistent with the calculation of capital for bank regulatory purposes, which excludes intangible assets from the calculation of risk based ratios.

GAAP Reconciliation (Unaudited)
(dollars in thousands except per share data)
	Six Months Ended	Twelve Months Ended	Six Months Ended
	June 30, 2014	December 31, 2013	June 30, 2013
Common shareholders' equity	$ 370,221	$ 337,263	$ 312,790
Less: Intangible assets	(3,379)	(3,510)	(3,690)
Tangible common equity	$ 366,842	$ 333,753	$ 309,100

Book value per common share	$ 14.25	$ 13.03	$ 12.14
Less: Intangible book value per common share	(0.13)	(0.14)	(0.14)
Tangible book value per common share	$ 14.12	$ 12.89	$ 12.00

Total assets	$ 3,914,444	$ 3,771,503	$ 3,410,568
Less: Intangible assets	(3,379)	(3,510)	(3,690)
Tangible assets	$ 3,911,065	$ 3,767,993	$ 3,406,878
Tangible common equity ratio	9.38%	8.86%	9.07%

(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

Eagle Bancorp, Inc.
Consolidated Balance Sheets (Unaudited)
(dollars in thousands, except per share data)

Assets	June 30, 2014	December 31, 2013	June 30, 2013
Cash and due from banks	$ 8,602	$ 9,577	$ 7,765
Federal funds sold	9,480	5,695	10,634
Interest bearing deposits with banks and other short-term investments	97,400	291,688	172,849
Investment securities available for sale, at fair value	378,990	378,133	335,779
Federal Reserve and Federal Home Loan Bank stock	10,626	11,272	11,220
Loans held for sale	35,411	42,030	104,767
Loans	3,279,429	2,945,158	2,691,358
Less allowance for credit losses	(43,552)	(40,921)	(39,640)
Loans, net	3,235,877	2,904,237	2,651,718
Premises and equipment, net	17,797	16,737	16,706
Deferred income taxes	25,586	28,949	24,883
Bank owned life insurance	40,361	39,738	29,324
Intangible assets, net	3,379	3,510	3,690
Other real estate owned	8,843	9,225	12,213
Other assets	42,092	30,712	29,020
Total Assets	$ 3,914,444	$ 3,771,503	$ 3,410,568

Liabilities and Shareholders' Equity
Deposits:
Noninterest bearing demand	$ 945,485	$ 849,409	$ 767,808
Interest bearing transaction	128,415	118,580	107,013
Savings and money market	1,899,430	1,811,088	1,531,804
Time, $100,000 or more	186,063	203,706	203,117
Other time	208,534	242,631	278,494
Total deposits	3,367,927	3,225,414	2,888,236
Customer repurchase agreements	60,646	80,471	97,327
Long-term borrowings	39,300	39,300	39,300
Other liabilities	19,750	32,455	16,315
Total liabilities	3,487,623	3,377,640	3,041,178

Shareholders' Equity
Preferred stock, par value $.01 per share, shares authorized 1,000,000, Series B, $1,000 per share liquidation preference, shares issued and outstanding 56,600 at June 30, 2014, December 31, 2013 and June 30, 2013	56,600	56,600	56,600
Common stock, par value $.01 per share; shares authorized 50,000,000, shares issued and outstanding 25,985,659, 25,885,863 and 25,764,542 respectively	255	253	251
Warrant	946	946	946
Additional paid in capital	244,703	242,990	239,584
Retained earnings	122,479	96,393	72,916
Accumulated other comprehensive income (loss)	1,838	(3,319)	(907)
Total Shareholders' Equity	426,821	393,863	369,390
Total Liabilities and Shareholders' Equity	$ 3,914,444	$ 3,771,503	$ 3,410,568

Eagle Bancorp, Inc.
Consolidated Statements of Operations (Unaudited)
(dollars in thousands, except per share data)
	Six Months Ended		Three Months Ended
	June 30,		June 30,
Interest Income	2014	2013	2014	2013
Interest and fees on loans	$ 82,679	$ 72,022	$ 42,316	$ 35,998
Interest and dividends on investment securities	4,656	3,507	2,323	1,811
Interest on balances with other banks and short-term investments	254	382	116	173
Interest on federal funds sold	7	7	4	3
Total interest income	87,596	75,918	44,759	37,985
Interest Expense
Interest on deposits	4,736	5,578	2,324	2,638
Interest on customer repurchase agreements	69	133	31	64
Interest on long-term borrowings	764	834	384	419
Total interest expense	5,569	6,545	2,739	3,121
Net Interest Income	82,027	69,373	42,020	34,864
Provision for Credit Losses	5,068	5,722	3,134	2,357
Net Interest Income After Provision For Credit Losses	76,959	63,651	38,886	32,507

Noninterest Income
Service charges on deposits	2,411	2,236	1,219	951
Gain on sale of loans	2,864	10,417	1,021	4,768
Gain on sale of investment securities	10	23	2	--
Increase in the cash surrender value of bank owned life insurance	624	189	310	95
Other income	2,365	2,311	1,259	1,251
Total noninterest income	8,274	15,176	3,811	7,065
Noninterest Expense
Salaries and employee benefits	26,623	22,535	13,015	11,335
Premises and equipment expenses	6,196	5,727	3,107	2,927
Marketing and advertising	877	741	415	394
Data processing	3,020	3,070	1,432	1,531
Legal, accounting and professional fees	1,773	1,362	799	589
FDIC insurance	1,107	1,196	563	614
Other expenses	5,637	6,751	2,804	3,295
Total noninterest expense	45,233	41,382	22,135	20,685
Income Before Income Tax Expense	40,000	37,445	20,562	18,887
Income Tax Expense	14,557	14,198	7,618	7,212
Net Income	25,443	23,247	12,944	11,675
Preferred Stock Dividends	283	283	142	142
Net Income Available to Common Shareholders	$ 25,160	$ 22,964	$ 12,802	$ 11,533

Earnings Per Common Share
Basic	$ 0.97	$ 0.90	$ 0.49	$ 0.45
Diluted	$ 0.95	$ 0.88	$ 0.48	$ 0.44

Eagle Bancorp, Inc.
Consolidated Average Balances, Interest Yields And Rates (Unaudited)
(dollars in thousands)

	Three Months Ended June 30,
	2014			2013
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
ASSETS
Interest earning assets:
Interest bearing deposits with other banks and other short-term investments	$ 187,950	$ 116	0.25%	$ 282,571	$ 173	0.25%
Loans held for sale (1)	22,848	233	4.08%	91,781	783	3.41%
Loans (1) (2)	3,141,976	42,083	5.37%	2,557,811	35,215	5.52%
Investment securities available for sale (2)	398,330	2,323	2.34%	339,251	1,811	2.14%
Federal funds sold	9,616	4	0.17%	7,620	3	0.16%
Total interest earning assets	3,760,720	44,759	4.77%	3,279,034	37,985	4.65%

Total noninterest earning assets	134,960			91,671
Less: allowance for credit losses	42,239			39,028
Total noninterest earning assets	92,721			52,643
TOTAL ASSETS	$ 3,853,441			$ 3,331,677

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing transaction	$ 116,358	$ 38	0.13%	$ 103,655	$ 70	0.27%
Savings and money market	1,901,501	1,515	0.32%	1,449,457	1,314	0.36%
Time deposits	398,317	771	0.78%	499,950	1,254	1.01%
Total interest bearing deposits	2,416,176	2,324	0.39%	2,053,062	2,638	0.52%
Customer repurchase agreements	58,805	31	0.21%	97,944	64	0.26%
Other short-term borrowings	--	--	--	93	--	--
Long-term borrowings	39,300	384	3.87%	39,300	419	4.22%
Total interest bearing liabilities	2,514,281	2,739	0.44%	2,190,399	3,121	0.57%

Noninterest bearing liabilities:
Noninterest bearing demand	912,204			756,971
Other liabilities	5,927			14,005
Total noninterest bearing liabilities	918,131			770,976

Shareholders' equity	421,029			370,302
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,853,441			$ 3,331,677

Net interest income		$ 42,020			$ 34,864
Net interest spread			4.33%			4.08%
Net interest margin			4.48%			4.27%

(1) Loans placed on nonaccrual status are included in average balances. Net loan fees and late charges included in interest income on loans totaled $2.9 million and $1.8 million for the three months ended June 30, 2014 and 2013, respectively.
(2) Interest and fees on loans and investments exclude tax equivalent adjustments.

Eagle Bancorp, Inc.
Consolidated Average Balances, Interest Yields and Rates (Unaudited)
(dollars in thousands)

	Six Months Ended June 30,
	2014			2013
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
ASSETS
Interest earning assets:
Interest bearing deposits with other banks and other short-term investments	$ 208,994	$ 254	0.24%	$ 314,250	$ 382	0.25%
Loans held for sale (1)	24,710	499	4.04%	135,386	2,268	3.35%
Loans (1) (2)	3,063,149	82,180	5.41%	2,519,549	69,754	5.58%
Investment securities available for sale (2)	399,705	4,656	2.35%	328,128	3,507	2.16%
Federal funds sold	8,528	7	0.17%	8,023	7	0.18%
Total interest earning assets	3,705,086	87,596	4.77%	3,305,336	75,918	4.63%

Total noninterest earning assets	134,766			88,047
Less: allowance for credit losses	41,946			38,492
Total noninterest earning assets	92,820			49,555
TOTAL ASSETS	$ 3,797,906			$ 3,354,891

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing transaction	$ 115,178	$ 101	0.18%	$ 104,223	$ 153	0.30%
Savings and money market	1,870,078	3,007	0.32%	1,435,325	2,840	0.40%
Time deposits	413,870	1,628	0.79%	512,165	2,585	1.02%
Total interest bearing deposits	2,399,126	4,736	0.40%	2,051,713	5,578	0.55%
Customer repurchase agreements	60,814	69	0.23%	96,985	133	0.28%
Other short-term borrowings	--	--	--	47	--	--
Long-term borrowings	39,300	764	3.87%	39,300	834	4.22%
Total interest bearing liabilities	2,499,240	5,569	0.45%	2,188,045	6,545	0.60%

Noninterest bearing liabilities:
Noninterest bearing demand	875,089			785,307
Other liabilities	10,458			16,430
Total noninterest bearing liabilities	885,547			801,737

Shareholders' equity	413,119			365,109
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,797,906			$ 3,354,891

Net interest income		$ 82,027			$ 69,373
Net interest spread			4.32%			4.03%
Net interest margin			4.47%			4.23%

(1) Loans placed on nonaccrual status are included in average balances. Net loan fees and late charges included in interest income on loans totaled $5.3 million and $3.7 million for the six months ended June 30, 2014 and 2013, respectively.
(2) Interest and fees on loans and investments exclude tax equivalent adjustments.

Eagle Bancorp, Inc.
Statements of Income and Highlights Quarterly Trends (Unaudited)
(dollars in thousands, except per share data)
	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
Income Statements:	2014	2014	2013	2013	2013	2013	2012	2012
Total interest income	$ 44,759	$ 42,837	$ 41,652	$ 39,724	$ 37,985	$ 37,933	$ 38,164	$ 36,636
Total interest expense	2,739	2,830	2,938	3,021	3,121	3,424	3,427	3,328
Net interest income	42,020	40,007	38,714	36,703	34,864	34,509	34,737	33,308
Provision for credit losses	3,134	1,934	2,508	1,372	2,357	3,365	4,139	3,638
Net interest income after provision for credit losses	38,886	38,073	36,206	35,331	32,507	31,144	30,598	29,670
Noninterest income (before investment gains/losses & extinguishment of debt)	3,809	4,455	4,308	5,236	7,065	8,088	6,135	4,916
Gain/(loss) on sale of investment securities	2	8	(4)	--	--	23	(75)	464
Loss on early extinguishment of debt	--	--	--	--	--	--	--	(529)
Total noninterest income	3,811	4,463	4,304	5,236	7,065	8,111	6,060	4,851
Salaries and employee benefits	13,015	13,608	12,759	12,187	11,335	11,200	12,164	10,807
Premises and equipment	3,107	3,089	2,974	3,222	2,927	2,800	2,677	2,562
Marketing and advertising	415	462	519	426	394	347	419	497
Other expenses	5,598	5,939	5,272	5,838	6,029	6,350	5,065	5,241
Total noninterest expense	22,135	23,098	21,524	21,673	20,685	20,697	20,325	19,107
Income before income tax expense	20,562	19,438	18,986	18,894	18,887	18,558	16,333	15,414
Income tax expense	7,618	6,939	6,983	7,137	7,212	6,986	6,135	5,739
Net income	12,944	12,499	12,003	11,757	11,675	11,572	10,198	9,675
Preferred stock dividends	142	141	141	142	142	141	141	142
Net income available to common shareholders	$ 12,802	$ 12,358	$ 11,862	$ 11,615	$ 11,533	$ 11,431	$ 10,057	$ 9,533

Per Share Data (1):
Earnings per weighted average common share, basic	$ 0.49	$ 0.48	$ 0.46	$ 0.45	$ 0.45	$ 0.45	$ 0.40	$ 0.41
Earnings per weighted average common share, diluted	$ 0.48	$ 0.47	$ 0.45	$ 0.44	$ 0.44	$ 0.44	$ 0.39	$ 0.40
Weighted average common shares outstanding, basic	25,981,638	25,927,888	25,835,054	25,784,287	25,742,185	25,518,523	24,915,837	23,158,050
Weighted average common shares outstanding, diluted	26,623,784	26,575,155	26,495,545	26,426,093	26,334,355	26,222,041	25,601,623	23,766,606
Actual shares outstanding	25,985,659	25,975,186	25,885,863	25,799,220	25,764,542	25,728,162	25,250,378	24,244,007
Book value per common share at period end	$ 14.25	$ 13.62	$ 13.03	$ 12.62	$ 12.14	$ 11.86	$ 11.62	$ 11.05
Tangible book value per common share at period end (2)	$ 14.12	$ 13.49	$ 12.89	$ 12.48	$ 12.00	$ 11.72	$ 11.47	$ 10.89

Performance Ratios (annualized):
Return on average assets	1.35%	1.36%	1.33%	1.35%	1.41%	1.39%	1.25%	1.27%
Return on average common equity	14.09%	14.38%	14.07%	14.37%	14.75%	15.29%	13.95%	15.20%
Net interest margin	4.48%	4.45%	4.40%	4.31%	4.27%	4.20%	4.31%	4.44%
Efficiency ratio (3)	48.30%	51.94%	50.03%	51.68%	49.33%	48.56%	49.82%	50.07%

Other Ratios:
Allowance for credit losses to total loans (4)	1.33%	1.37%	1.39%	1.42%	1.47%	1.52%	1.50%	1.48%
Nonperforming loans to total loans (4)	0.69%	1.19%	0.84%	0.98%	0.87%	1.11%	1.23%	1.35%
Allowance for credit losses to total nonperforming loans	193.50%	115.67%	165.66%	144.08%	168.63%	137.80%	122.19%	109.74%
Nonperforming assets to total assets	0.80%	1.19%	0.90%	1.11%	1.05%	1.12%	1.06%	1.25%
Net charge-offs (annualized) to average loans (4)	0.20%	0.11%	0.18%	0.20%	0.24%	0.33%	0.37%	0.36%
Tier 1 leverage ratio	10.89%	10.83%	10.93%	10.89%	10.81%	10.39%	10.44%	10.36%
Tier 1 risk based capital ratio	11.29%	11.57%	11.53%	11.61%	11.12%	11.08%	10.80%	10.76%
Total risk based capital ratio	12.71%	13.04%	13.01%	13.12%	12.53%	12.50%	12.20%	12.24%

Average Balances (in thousands):
Total assets	$ 3,853,441	$ 3,740,225	$ 3,576,715	$ 3,467,193	$ 3,331,677	$ 3,378,362	$ 3,247,498	$ 3,022,584
Total earning assets	$ 3,760,720	$ 3,647,305	$ 3,485,546	$ 3,383,547	$ 3,279,034	$ 3,331,930	$ 3,203,462	$ 2,977,950
Total loans held for sale	$ 22,848	$ 26,592	$ 27,767	$ 63,579	$ 91,781	$ 179,476	$ 186,122	$ 158,011
Total loans	$ 3,141,976	$ 2,981,917	$ 2,867,955	$ 2,668,429	$ 2,557,811	$ 2,480,862	$ 2,442,418	$ 2,346,046
Total deposits	$ 3,328,380	$ 3,217,916	$ 3,038,949	$ 2,939,705	$ 2,810,033	$ 2,864,305	$ 2,748,567	$ 2,572,022
Total borrowings	$ 98,105	$ 102,146	$ 126,409	$ 136,590	$ 137,337	$ 135,315	$ 137,525	$ 132,955
Total stockholders' equity	$ 421,029	$ 405,121	$ 391,036	$ 377,246	$ 370,302	$ 359,859	$ 343,401	$ 306,072

(1) Per share amounts and the number of outstanding shares have been adjusted to give effect to the 10% common stock dividend distributed on June 14, 2013.
(2) Tangible book value per common share is a non-GAAP financial measure derived from GAAP-based amounts. We calculate tangible book value per common share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing common shareholders' equity by common shares outstanding. We believe that this information is important to shareholders as tangible equity is a measure that is consistent with the calculation of capital for bank regulatory purposes, which excludes intangible assets from the calculation of risk based ratios.
(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Excludes loans held for sale.
CONTACT: EAGLE BANCORP, INC.:
         Michael T. Flynn
         301.986.1800